SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

24 November 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 24 November, 2009 re: Rights Issue Price Announcement

113/09     24 November 2009

LLOYDS BANKING GROUP PLC ANNOUNCES A PROPOSED 1.34 FOR 1 RIGHTS ISSUE OF 36,505,088,579 NEW SHARES AT AN ISSUE PRICE OF 37 PENCE PER NEW SHARE

Lloyds Banking Group is pleased to announce that the Issue Price at which the New Shares will be offered pursuant to the Rights Issue has been set at 37 pence per New Share.

The Rights Issue comprises the offer of 36,505,088,579 New Shares at an Issue Price of 37 pence on the basis of 1.34 New Shares for every 1 Existing Ordinary Share held at the Record Date. The expected gross proceeds of the Rights Issue receivable by Lloyds Banking Group total £13,506,882,774.

The Issue Price represents a discount of 59.5 per cent. to the Closing Price of the Company’s Ordinary Shares on 23 November 2009 (being the latest practicable date prior to the publication of this announcement) and a discount of 38.6 per cent. to the theoretical ex-rights price based on this Closing Price.

The New Shares will represent 57.3 per cent. of the enlarged share capital of Lloyds Banking Group immediately following completion of the Rights Issue and Share Subdivision.

The securities mentioned herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement of the Securities Act. There will be no public offer of the securities in the United States.

– END –

For further information:

Investor Relations

Michael Oliver                                                                                    +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe                                                                              +44 (0) 20 7356 1571
Senior Manager, Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations

Sara Evans
Media Relations Manager                                                                  +44 (0) 20 7356 2075
Email: sara.evans2@lloydstsb.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  24 November, 2009